The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

July 2, 2007
Mr. Matt Franker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3749
Fax: (202) 772-9368

Re:	Pediatric Prosthetics, Inc.
Response Letter to Comments Issued on Amendment No. 1 to Registration Statement on Form SB-2 on June 1, 2007 Submitted June 8, 2007 File No. 333-140554

Dear Mr. Franker:

In response to your comment letter dated June 28, 2007, Pediatric Prosthetics, Inc. (the “Company,” “Pediatric,” “we,” and “us”) has the following responses:

1.  We note your response to comment 1 of our letter dated June 1, 2007. It appears that the Second Waiver addressed a number of matters other than reducing the number of shares subject to the registration rights agreement, after the time this registration statement was filed. We also note the disclosure on page 41 regarding the use of proceeds from the third tranche “assuming all $500,000 of the additional debentures are sold,” which implies that there are circumstances in which some, but not all, of the convertible notes may be sold. It is thus unclear to us that you had a complete private placement at the time you initially filed the registration statement and it appears that investors made an investment decision with respect to the waiver of rights subsequent to the filing of this registration statement. Accordingly, we believe you should withdraw this registration statement, after which you may file a new registration statement reflecting the revised terms of sale of the convertible notes.

RESPONSE:

We respectfully disagree with your analysis of the affects of the Second Waiver of Rights Agreement, the question of whether Pediatric had a “complete private placement” at the time Pediatric originally filed the Registration Statement; and the use of the term “assuming . . . the additional debentures are sold” on prior page 41.

Pediatric Prosthetics, Inc.
Response to June 28, 2007, Comment Letter

Use of the Terms “Assuming . . . the additional debentures as sold”:

The only circumstance that could occur which would prevent the Purchasers’ from purchasing the additional $500,000 in debentures, and which was referred to in the statement on prior page 41, is the circumstance where the Staff does not declare the Registration Statement effective. As explained in our previous June 8, 2007 comment letter, the Staff has previously taken the position in paragraph 3S(b) to the March 1999 supplement to the Commission’s Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”), that an offering similar to Pediatrics is allowed if there are “no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. . . The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” The effectiveness of Pediatric’s Registration Statement is not “within [the] investor[s] control,” but is a contingency to the purchase of the third tranche of debentures by the Investors, which is specifically allowed by the Telephone Interpretation. Therefore, while there are no contingencies which could occur which are within the Investors control, which could provide them the ability to not purchase the third tranche of debentures, there is one contingency outside of both Pediatric’s control and the Purchasers’ control, which could, i.e., the Staff declaring the effectiveness of the Registration Statement. The contingency referred to in the “assuming” statement from prior page 41 of the Registration Statement was meant to refer only to the fact that it is solely within the power of the Staff whether the Registration Statement is declared effective or not. Pediatric will remove all references to “circumstances in which some, but not all, of the convertible notes” would be sold from the amended filing, as such statements were meant only to apply to the Staff’s ability, within their sole determination to decide whether to declare Pediatric’s Registration Statement effective of not, and did not relate to any circumstances within the control of the Investors, which are specifically excluded from the Telephone Interpretation.

Affect of the Second Waiver of Rights Agreement:

On April 17, 2007, with an effective date of January 15, 2007, Pediatric entered into the Second Waiver of Rights Agreement with the Purchasers (the “Waiver of Rights”), which waived Pediatric’s failure to file a Registration Statement by January 15, 2007, as required by the previous Waiver of Rights Agreement; provided that Pediatric did not have to register the shares of common stock underlying the Warrants in the Registration Statement; waived Pediatric’s inability to maintain effective Controls and Procedures, and provided that Pediatric would be required to us its best efforts to maintain effective Controls and Procedures; waived Pediatric’s requirement to remain Solvent; and waived Pediatric’s requirement to obtain a listing on the OTCBB within a certain period of time (the “Waived Provisions”). The Waiver of Rights Agreement also provided that Pediatric would only be required to register a total of 9,356,392 shares of common stock underlying the conversion of the debentures (consistent with the Staff’s Rule 415(a)(1) interpretation) and provided for the Purchasers to be granted an additional 1,000,000 Warrants in consideration for agreeing to the Waived Provisions and the amendment to the number of shares required to be registered.

Pediatric Prosthetics, Inc.
Response to June 28, 2007, Comment Letter

The Waiver of Rights Agreement did not represent another investment decision by the Purchasers and/or open up the terms or the provisions of the original financing transaction, but only waived certain provisions of the Securities Purchase Agreement which if not waived, would not have any effect on the Purchasers requirement to make investments in Pediatric (as decribed below), and which, if not waived, would have only caused Pediatric to pay penalties in connection with its failure to accomplish those requirements.

The Purchasers never claimed that if they had not entered into the Waiver of Rights Agreement, that they would not be responsible for purchasing the final tranche of securities simultaneous with the effectiveness of the Registration Statement, and in fact the only one of the Waived Provisions, which has any affect on the Purchasers’ requirement to purchase the final tranche of the debentures is the requirement that Pediatric’s common stock be approved for trading on the OTCBB, which was waived by the Waived Provisions, but which Pediatric complied with regardless on May 25, 2007, when its common stock was approved for trading on the OTCBB, and which therefore would not have had any effect on the Purchasers’ requirement to purchase the additional tranche of debentures. Furthermore, the Purchasers completed the purchase of the second tranche of debentures upon Pediatric’s filing of the initial SB-2 Registration Statement regardless of Pediatric’s ability to meet the Waived Provisions, therefore, the Waiver of Rights Agreement did nothing more than to clarify and memorialize the Purchasers’ previous stance towards the Waived Provisions.

Compliance with Section 7 of the Securities Purchase Agreement, Conditions to Purchasers’ Obligation to Purchase Additional Debentures:

The terms of Section 7 of the Securities Purchase Agreement, which state the only requirements which must be present for the Purchasers’ to be required to make the initial investment, and the subsequent investments pursuant to the additional funding tranches, are as follows:

a.
Pediatric shall have executed the Securities Purchase Agreement and the Registration Rights Agreement, and delivered the same to the Purchasers; which was completed at the time of the original closing in May 2006.

b.
Pediatric shall have delivered to such Purchaser duly executed Notes (in such denominations as the Buyer shall request) and Warrants; which was completed at the time of the original closing in May 2006.

c.
The Irrevocable Transfer Agent Instructions shall have been delivered to and acknowledged in writing by the Company’s Transfer Agent; which was completed at the time of the original closing in May 2006.

Pediatric Prosthetics, Inc.
Response to June 28, 2007, Comment Letter

d.
The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the closing date as though made at such time (except for representations and warranties that speak as of a specific date) and Pediatric shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Securities Purchase Agreement to be performed, satisfied or complied with by the Company at or prior to the closing date. The Purchasers have never claimed that any representation and/or warranty made by Pediatric was not satisfied and/or correct.

e.
No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated by the Securities Purchase Agreement, which prohibit the consummation of any of the transactions contemplated by such agreement. No such statute or rule has been enacted to date.

f.
No event shall have occurred which could reasonably be expected to have a Material Adverse Effect on Pediatric. No such Material Adverse Effect as defined in the Securities Purchase Agreement has occurred to date.

g.
The Conversion Shares and Warrant Shares (as defined in the Securities Purchase Agreement) shall have been authorized for quotation on the OTCBB and trading in the Common Stock on the OTCBB shall not have been suspended by the SEC or the OTCBB. As stated above, this is the only provision of Section 7, which Pediatric was not in compliance with at the time of the second closing, which was subsequently waived by the Purchasers pursuant to the Wavier of Rights Agreement, but which condition has been satisfied to date.

h.
The Purchaser shall have received an opinion of Pediatric’s counsel, dated as of the closing date, in form, scope and substance reasonably satisfactory to the Purchasers, which opinion was received concurrently with the closing of the May 2006 purchase; and

i.	The Purchasers shall have received an officer’s certificate, dated as of the closing date, which we received in connection with the May 2006 closing.

Therefore, because all of the requirements above were previously met by Pediatric prior to the Waiver of Rights Agreement, none of the Waived Provisions, other than the OTCBB listing requirement, which was subsequently completed by Pediatric, and which is therefore rendered mute, had any affect on the Purchasers’ requirement to make the additional purchases of debentures. Furthermore, as stated in the first paragraph of Section 7 of the Securities Purchase Agreement, “each of the . . . conditions [described above] . . . are for such [Purchaser’s] sole benefit and may be waived by such [Purchaser] at any time in its sole discretion.” As there was effectively no change in Pediatric’s satisfaction of the requirements in Section 7 of the Securities Purchase Agreement between the date of the sale of the first tranche of debentures in May 2006, the sale of the second tranche of debentures in February 2007, and/or the date of this response letter, the Purchasers de facto waived any of the requirements to purchase such tranches which were not met at the time of the first and second tranches, and the Waiver of Rights Agreement only memorialized the terms of such prior waived provisions of the Securities Purchase Agreement, which were previously waived at the time of the initial sale of the first tranche of debentures. As a result, the Waiver of Rights Agreement did not waive any term or condition of the Securities Purchase Agreement or Notes, which was not previously waived by the Purchasers, and/or cause the Purchasers to make a separate investment decision, but only memorialized the previously waived provisions of the Securities Purchase Agreement and Notes.

Pediatric Prosthetics, Inc.
Response to June 28, 2007, Comment Letter

Conclusion:

As the Waived Provisions in the Waiver of Rights Agreement did not in any way affect the Purchasers’ requirement to purchase the final tranche of debentures when the Registration Statement is declared effective by the Staff, and only (a) eliminated the penalties that Pediatric would be required to pay, if required by the Purchasers, in connection with its failure to maintain and complete the Waived Provisions, and (b) memorialized certain provisions which were previously waived by the Purchasers in connection with the first and second tranches, the Purchasers entry into the Waiver of Rights Agreement did not represent a new investment decision and/or reopen the funding transaction. Furthermore, although not requested by the Purchasers, Pediatric took it upon itself to clarify the Waived Provisions in the Waiver of Rights Agreement, although such provisions were clearly previously waived in connection with the funding of the first and second tranches, to clarify that Pediatric was not in default of any provision of the Securities Purchase Agreement or Notes and would not face any damages.

The main reason for Pediatric entering into the Waiver of Rights Agreement, which seems to have caused the most confusion in connection with the Staff’s current review, was to comply with the provisions of Rule 415, and to reduce the total number of securities which Pediatric is required to register, both to expedite and simplify the registration review process. Pediatric is currently in need of a timely injection of the additional funding, which additional funding would be supplied by the final tranche of funding which will be received when the Registration Statement is declared effective. Pediatric believes that the company and consequently its shareholders as well as the public at large will suffer irreparable harm if it is forced to withdraw and re-file its current Registration Statement.

Pediatric Prosthetics, Inc.
Response to June 28, 2007, Comment Letter

2.  We note your proposed response to prior comment 6, It appears from your response that the reference to “certain companies working on the Purchasers’ behalf” on page 56 refers to your independent auditor and/or “one company ‘affiliated with the Purchasers, which drafted closing documents in connection with the May 2006 closing.’” It is not necessary for you to list the specific services performed by these parties if it refers only to services provided by counsel and your independent auditor in connection with the transaction. If the reference to the “one company” refers to a party other than your counsel or auditor, please disclose the services performed by such party as well as the fee paid for these services. If the reference to “one company affiliated with the Purchasers” refers to your “independent auditor,” please tell us whether your use of “affiliated” is within the meaning of Rule 405 of Regulation C and, if so, please note that we will have additional comments.

RESPONSE:

As you have requested, we will remove the list of specific services performed by Pediatric’s legal counsel and auditor described above in our amended filing.

Additionally, we clarify that the use of the word “affiliated” in connection with the “one company” which drafted documents on the Purchaser’s behalf was not meant to signify an “affiliate” relationship with the Purchasers and/or to have the meaning as set forth in Rule 405 of Regulation C. We will revise such statement to “a company working on the Purchasers’ behalf” in connection with our amended filing.

The reference to the “one party,” refers to a company other than Pediatric’s legal counsel and/or auditor, which was paid $35,000 in connection with the first funding tranche and $5,000 in connection with the second funding tranche in consideration for drafting the closing documents which were used in connection with the funding tranches. We have revised the amended filing to state that the $75,000 in Legal Fees and Closing Payments were paid to “our counsel, the Purchasers’ counsel and a company working on the Purchasers’ behalf, which company drafted the closing documents used by us in connection with the May 2006 closing.”

Yours very truly, /s/ John S. Gillies John S. Gillies Associate

Pediatric Prosthetics, Inc.
Response to June 28, 2007, Comment Letter